Press Information

November 5, 2015

Philips signs agreement resulting in the settlement of its entire U.K. pension plan obligations

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today announced that the Trustees of the Philips U.K. Pension Fund have entered into an agreement with Pension Insurance Corporation plc (PIC) to purchase a group annuity contract that will transfer payment responsibility for retirement benefits owed to approximately 26,000 current and former U.K. employees and their beneficiaries. The transaction with PIC will involve the transfer of EUR 2.6 billion* of the Fund’s defined benefit obligations to the insurer.

As part of this transaction, Philips expects to make a final pension contribution of approximately GBP 225 million (approximately EUR 314 million) in cash to PIC in the fourth quarter of 2015. Philips expects to recognize a pension settlement charge that is currently estimated at approximately EUR 314 million before tax, which will be reported within EBITA in the fourth quarter of 2015.

The U.K. Pension Fund’s defined benefit obligations are currently EUR 3.9 billion* in total, which includes EUR 1.3 billion* of defined benefit obligations covered by existing buy-in policies, purchased by the Fund in 2013 and 2014 from different insurance companies.

Philips has given notice to the Trustees of the U.K. Pension Fund to start the process of winding up the Fund. During the wind up of the U.K. Pension Fund, the buy-in policies purchased from PIC and the other insurance companies are converted into buy-out policies. As a result, the settlement of the U.K. Pension Fund reduces Philips’ total defined benefit obligations by EUR 3.9 billion to approximately EUR 4.5 billion.*

This transaction is in line with Philips’ objective to mitigate the company’s financial exposure to its defined benefit pension plans and follows the October 1, 2015 agreements to transfer the U.S. pension plan obligations for a large group of former employees to three insurance companies.

• Estimated financial numbers according to IFRS accounting and discount rates per November 1, 2015.

For further information, please contact:

Philips Group Communications
Steve Klink
Tel.: +31 6 1088 8824
E-mail: steve.klink@philips.com

Philips Investor Relations
Leandro Mazzoni
Tel.: +31 20 5977055
E-mail: leandro.mazzoni@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2014 sales of EUR 21.4 billion and employs approximately 106,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.